SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

NEXT LEVEL COMMUNICATIONS, INC.

(Name of Subject Company)

NEXT LEVEL COMMUNICATIONS, INC.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

65333U 10 4

(CUSIP Number of Class of Securities)

Keith A. Zar

Senior Vice President and General Counsel

Next Level Communications, Inc.

6085 State Farm Drive

Rohnert Park, California 94928

(707) 584-6820

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with a copy to:

John J. Huber, Esq. Latham & Watkins LLP 555 11th Street, N.W., Suite 1000 Washington, D.C. 20004 (202) 637-2200	Christopher L. Kaufman, Esq. Latham & Watkins LLP 135 Commonwealth Drive Menlo Park, California 94025 (650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 9.    EXHIBITS.

Item 9 of the Schedule 14d-9 is hereby amended and supplemented by adding the following thereto:

(e)(6)*	Complaint filed in the Chancery Court, New Castle County, Delaware on February 4, 2003.

*	Filed herewith.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 4, 2003

NEXT LEVEL COMMUNICATIONS, INC.

By:	/s/ J. MICHAEL NORRIS
Name: J. Michael Norris Title: Chairman of the Board and Chief Executive Officer

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